January 26, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Matthew Spitzer, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Re:	Surf a Movie Solutions Inc.
Registration Statement on Form S-1
Filed on December 29, 2008
File No. 333-156480 (the “Registration Statement”)

Dear Mr. Spitzer:

We are counsel to Surf a Movie Solutions Inc. (“Surf a Movie,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated January 16, 2009, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Signatures, II-5

1.
 Please note that your registration statement must be signed by your principal executive officer, principal accounting officer and principal financial officer. Please revise your signature page so that the appropriate individual signs in each capacity.

The requested change has been made.  Please see page II-5 of the Registration Statement.

Subscription Agreement, Exhibit 10.3

2.
Refer to the second paragraph of the exhibit.  Please note that it is inappropriate to require that investors represent that they have not relied upon the company “with respect to economic considerations involved in this investment.”  Accordingly, please delete the final sentence of this paragraph.

The requested change has been made.  Please see Exhibit 10.3 to the Registration Statement.

3.
Refer to the fourth paragraph of the exhibit.  Please note that you may not require investors to make representations which might lead them to believe that they have surrendered any rights to which they are entitled under federal securities laws. Accordingly, please delete the first three sentences of the fourth paragraph of the exhibit.

The requested change has been made.  Please see Exhibit 10.3 to the Registration Statement.

4.	It is inappropriate to require a representation that investors have read the prospectus. Accordingly, please delete the final sentence of the fourth paragraph of the exhibit.

The requested change has been made.  Please see Exhibit 10.3 to the Registration Statement.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Surf a Movie Solutions Inc.